Filed by Woori Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Woori Bank

Commission File No. 333-226345

Date: November 7, 2018

Important Information

In connection with its proposed establishment of a financial holding company, Woori Bank has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Woori Bank on the Investor Relations section of its website at www.wooribank.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Woori Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Woori Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Woori Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Woori Bank, including on Form 20-F and on Form F-4. Woori Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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Other Operational Matters (Voluntary Disclosure)

1. Title	Approval for Establishment of Woori Financial Group Inc.
2. Major details

On November 7, 2018, the Stock Transfer Companies set forth below, which include Woori Bank, received approval from the Financial Services Commission for the establishment of Woori Financial Group Inc. pursuant to Article 3 of the Financial Holding Company Act.

Accordingly, each of the Stock Transfer Companies set forth below plans to convene an extraordinary general meeting of shareholders on December 28, 2018 (expected) to approve the comprehensive stock transfer for the establishment of a financial holding company, and upon the approval of such extraordinary general meetings of shareholders, it is anticipated that Woori Financial Group Inc., which will have as subsidiaries the Stock Transfer Companies set forth below, will be established on January 11, 2019 (expected).

Stock Transfer Companies: Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.

3. Date of determination	November 7, 2018
4. Other matters relating to the investment decision-making process	- The schedule above is subject to change based on the results of the relevant meetings of the board of directors and the shareholders or discussion with the relevant regulatory authorities
Related filing	- Amended Report of a Material Event – Resolution Regarding Stock Transfer (September 20, 2018) - Report of a Material Event – Resolution Regarding Stock Transfer (June 19, 2018)